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Document is copied.
Filed by First Virtual Communications, Inc. pursuant to Rule 425 under the Securities Act of 1933.

Subject Company: CUseeMe Networks, Inc. Commission file No.: 000-21415


                              FOR IMMEDIATE RELEASE


CONTACT:
Melissa Malley
Public Relations, First Virtual Communications
408.330.7315
mmalley@fvc.com



    FIRST VIRTUAL COMMUNICATIONS ANNOUNCES PRELIMINARY FIRST QUARTER RESULTS

                  REVENUE GROWTH IMPACTED BY ECONOMIC SLOWDOWN

SANTA CLARA, Calif. - April 19, 2001 - First Virtual Communications, (Nasdaq:
FVCX), a leader in broadband rich media communications networking services and systems, today announced that it anticipates revenues for the quarter ended March 30, 2001 to be approximately $4.3 million.

The Company said that the current market conditions had dramatically lengthened purchasing decision cycles, especially for the company's historical ATM-based deployments. "While we are very disappointed with this quarter's financial results, we had anticipated a difficult quarter in light of the current economic conditions. We are also very optimistic about FVC's future growth opportunities. We strongly believe that rich media communications is becoming a key tool for enterprises to effectively compete in a down economy," said Ralph Ungermann, Chairman and CEO of First Virtual Communications. The Company said that its rich media communications offering can result in increased productivity and significant cost savings through the increase of collaborative communications and reduced travel.

First Virtual Communications said it is confident that its recently announced merger with CUseeMe Networks will greatly enhance the Click to Meet product offering as an end-to-end IP-based rich media communication solution. This will allow First Virtual Communications to significantly strengthen its position in the service provider and enterprise rich media communications market in the second half of the year.

The Company said that management will address the financial results in greater detail at the time of the first quarter earnings release on Tuesday, April 24, 2001. A conference call has been scheduled to begin at 2:00 p.m. PDT and will last for approximately one hour. Please dial (703) 871-3022 at least five minutes prior to the start time to participate on the call.

Investors have the opportunity to listen to the conference call live on the Internet at the Company's website at HTTP://WWW.FVC.COM, under Investor Relations - by clicking on the webcast icon. Investors should go to the website a few minutes early, as it may be necessary to download audio software to hear the conference call. To do so, investors should click on the Real Player icon and follow directions from there. A replay of the conference call will be available through the Company's website for 7 days or via phone at (703) 925-2435, passcode #5114077 through May 1st, 2001.


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                       ABOUT FIRST VIRTUAL COMMUNICATIONS

First Virtual Communications, Inc. (Nasdaq: FVCX) is a leader in rich media communications solutions, providing systems and services that enable system integrators and service providers to deliver an integrated suite of collaboration applications to its enterprise customers. First Virtual Communications also delivers solutions directly to corporate and public sector enterprises. The company's flagship product, Click to MeetTM, is the industry's communications platform for high quality, face-to-face e-collaboration. It is designed to seamlessly integrate video and audio telephony, data collaboration, and streaming across IP, ISDN, DSL, and ATM networks. Click to Meet provides the optimal platform for delivering a new generation of video enabled B2B web applications, for commerce, distance learning, telemedicine, federal and state governments, and the judiciary.

CUseeMe Networks and First Virtual Communications have announced the execution of an agreement under which the two companies would be merged to create one of the market's leading rich media communications providers. The transaction is intended to allow the merged enterprise to leverage greater market opportunities through its combined resources, products, and expertise. The transaction is expected to be completed in the second quarter of 2001.

CAUTIONARY STATEMENT

Except for the historical information contained herein, this news release contains forward-looking statements, including, without limitation, statements containing the words, "believes," "anticipates," "expects," "is confident" and words of similar import. Such forward-looking statements have known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of First Virtual Communications, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: First Virtual Communications' variability of operating results, First Virtual Communications' recent launch of its broadband video services offering, market acceptance of video technology, First Virtual Communications' dependence on ATM backbone technology, potential inability to maintain business relationships with telecommunications carriers, distributors and suppliers, rapid technological changes, competition and consolidation in the video networking industry, the importance of attracting and retaining personnel, management of First Virtual Communications' growth, the risk that the merger with CUseeMe will not be completed as anticipated and that the two companies may not be successfully integrated, and other risk factors referenced in First Virtual Communications' public filings with the Securities and Exchange Commission, including the company's report on Form-10K for the year ended December 31, 2000.

WHERE YOU CAN FIND MORE INFORMATION

Investors and security holders are urged to read the Proxy Statement/Prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The Proxy Statement/Prospectus will be filed with the Securities and Exchange Commission by First Virtual Communications, Inc. and CUseeMe Networks, Inc. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus (when it is available) and other documents filed with the Commission at the Commission's web site at http://www.sec.gov. The Proxy Statement/Prospectus and these other documents may also be obtained for free from First Virtual Communications, Inc. and CUseeMe Networks, Inc.

First Virtual Communications, Inc. and CUseeMe Networks, Inc., and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of First Virtual Communications, Inc. and CUseeMe Networks, Inc. with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in First Virtual Communications, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 30, 2000 and CUseeMe Networks, Inc.'s Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 28, 2000. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from First Virtual Communications, Inc. and CUseeMe Networks, Inc.